Shelter Distilling Inc

ANNUAL REPORT

100 Canyon Blvd. #217
Mammoth Lakes, CA 93546
(412) 716-7438
https://shelterdistilling.com/

This Annual Report is dated March 29, 2026.

BUSINESS

Company Overview

Shelter Distilling, Inc ("the Company") was formed in California on June 14th, 2016. Shelter Distilling is a craft distillery blending tradition with innovation to create bold, high-quality spirits inspired by the Mountain West. Founded in Mammoth Lakes, California, Shelter has expanded its operations to a state-of-the-art 14,000-square-foot production facility in Montrose, Colorado, significantly increasing capacity and distribution potential. The company produces premium whiskeys, bourbons, California agave spirits, gin, canned cocktails, and craft beer, utilizing locally sourced ingredients and small-batch craftsmanship. With a strong brand presence, three retail locations, and growing wholesale partnerships, Shelter is well-positioned in the expanding craft spirits market.

Previous Offerings

Name: Preferred Series A-4
Type of security sold: Equity
Final amount sold: $140,000.00
Number of Securities Sold: 14,000
Use of proceeds: Capital reserves
Date: January 16, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2024 was $6,046,832 and grew to $6,755,799 in 2025. This increase was driven by expanded wholesale distribution and the full year contribution of the Montrose retail location.

Cost of Sales
Cost of Sales for fiscal year 2024 was $1,980,456 and $2,102,035 in fiscal year 2025. The higher cost of sales in 2025 corresponds with production and sales volume.

Gross Margins
Gross margins for fiscal year 2024 were $4,066,375 and $4,653,764 in fiscal year 2025. The improved gross margin is attributed to the fully year effect of production efficiencies achieved in the new Colorado facility.

Expenses
Expenses for fiscal year 2024 were $4,746,548 compared to $5,743,408 in fiscal year 2025. The increase was driven by higher expenses stemming from the full year impact of operations in Colorado.

Historical results and cash flows:
The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because we have recently expanded our production capacity, increased wholesale distribution, and invested in additional retail locations. These strategic initiatives are expected to drive higher revenue and improved cash flow efficiency in the coming years. Past cash was primarily generated through sales, equity investments, and direct-to-consumer revenue from our retail locations. Our goal is to scale our wholesale distribution, expand direct-to-consumer sales, and optimize operational efficiencies to improve profitability. As our Montrose production facility continues to ramp up operations and our expanded distribution network matures, we anticipate higher revenue and gross margins. The historical cash flows do not fully capture the impact of these recent expansions, making future financial performance potentially stronger than past trends suggest.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $278,079.

Debt

Short-Term Loans
- Related party loan from QOZB: $325,000, bearing interest at 6%
- Loans from board members: $300,000 in aggregate, bearing interest at 7%

Long-Term Debt
- SBA Loan 1: $327,561
Interest rate: 3.75%. Matures April 19, 2050

- SBA Loan 2: $1,977,044
Interest rate: 3.75%. Matures September 15, 2051

- Vehicle loan: $3,754
Interest rate: 0%. Matures July 6, 2026

- Term loan (Cornerstone Bank): $3,475,887
Interest rate: 6.75%. Matures January 5, 2046. The Cornerstone Bank term loan is collateralized by real estate owned by a related entity, Shelter QOZB LLC. Based on the current loan-to-value ratio, management believes it is unlikely that additional recourse to the Company would be required in the event of a default, beyond the pledged collateral.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patricia Jean Swenson

Patricia Jean Swenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Executive Chairman of the Board & President.
Dates of Service: December 2020 — Present
Responsibilities: I serve as Chairman of the Board and President. Salary: $80,000

Name: Karl Erik Anderson

Karl Erik Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Director of Finance & Administration, Director
Dates of Service: April 2017 — Present
Responsibilities: I am responsible for ensuring compliance, maintaining financial stability, and overseeing all revenue-generating channels. Salary: $95,000

Name: Matthew David Hammer

Matthew David Hammer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Director of Marketing & Branding, Director
Dates of Service: April 2007 — Present
Responsibilities: Ensure clarity and consistency across the organization, with day-to-day tasks including strategic growth, brand development, marketing campaigns, product design, networking, and investor relations. Salary: $95,000

Name: Peter Siegfried Derbonne

Peter Siegfried Derbonne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 2016 — Present
Responsibilities: Board Member, no salary received.
Name: Chad Alan Neel

Chad Alan Neel's current primary role is with McCarthy Holthus, LLP. Chad Alan Neel currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May 2024 — Present
Responsibilities: Board Member. I assist the company with its growth strategy and operational oversight, no salary received.
Other business experience in the past three years:

Employer: McCarthy Holthus, LLP
Title: Chief Executive Business Officer
Dates of Service: May 2016 — Present
Responsibilities: I am responsible for the overall management of this business and managing over 100 client relationships which include the largest banking/mortgage clients in the US.
Name: Jason Bryce Senior

Jason Bryce Senior's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, Master Distiller, Director
Dates of Service: May 2015 — Present
Responsibilities: I facilitate and oversee all alcohol production within Shelter. Salary: $95,000
Name: Ryan Travis Radcliff

Ryan Travis Radcliff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 2017 — Present
Responsibilities: Director responsibilities and duties

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jason Senior
Amount and nature of Beneficial ownership: 194,345
Percent of class: 7.63%

Title of class: Series A-2 Preferred
Stockholder Name: Jason Senior
Amount and nature of Beneficial ownership: 3,363
Percent of class: 7.63%

Title of class: Series A-2 Preferred
Stockholder Name: Chad Neel
Amount and nature of Beneficial ownership: 110,057
Percent of class: 7.79%

Title of class: Series A-3 Preferred
Stockholder Name: Chad Neel
Amount and nature of Beneficial ownership: 19,475
Percent of class: 7.79%

Title of class: Series A Preferred
Stockholder Name: Chad Neel
Amount and nature of Beneficial ownership: 67,500
Percent of class: 7.79%

Title of class: Common Stock
Stockholder Name: Matthew Hammer
Amount and nature of Beneficial ownership: 188,710
Percent of class: 7.26%

Title of class: Common Stock
Stockholder Name: Karl Anderson
Amount and nature of Beneficial ownership: 193,965
Percent of class: 7.47%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Series A Preferred, Series A-2 Preferred, Series A-3 Preferred, and Series A-4 Preferred.

Common Stock

Authorized: 4,677,819
Outstanding: 628,258
Voting Rights: Please see voting rights of securities sold in this offering below.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Industry Notice for Subscribers

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Stock Options

The total amount outstanding does not include 115,910 shares to be issued pursuant to stock options issued, and does not include 24,110 shares available for issuance under a stock option plan.

Series A Preferred

Authorized: 411,750
Outstanding: 411,750
Voting Rights: One vote per share
Material Rights:
Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-2 Preferred

Authorized: 900,135
Outstanding: 900,135
Voting Rights: One vote per share

Material Rights:
Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-3 Preferred

Authorized: 472,823
Outstanding: 472,823
Voting Rights: One vote per share
Material Rights:
Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-4 Preferred

Authorized: 161,071
Outstanding: 14,000
Voting Rights: one vote per share

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Shelter Distilling Inc

By /s/ *Patricia Swenson*

Title: Chairman & CEO

By /s/ *Patricia Swenson*

Name: Patricia Swenson
Title: Chairman & CEO

By /s/ *Karl Erik Anderson*

Name: Karl Erik Anderson
Title: Co-Founder & Director of Finance & Administration

By /s/ *Matthew David Hammer*

Name: Matthew David Hammer
Title: Co-founder & Director of Marketing & Branding

By /s/ *Jason Bryce Senior*

Name: Jason Bryce Senior
Title: Co-founder & Master Distiller

By /s/ *Chad Alan Neel*

Name: Chad Alan Neel
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Shelter Distilling, Inc.
Balance Sheet (Unaudited)

	2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	$278,078
Accounts Receivable	$52,771
Inventory	$385,086
Other Current Assets	$341,781
Total Current Assets	$1,057,716
Long-Term Assets	
Property and Equipment, net	$4,063,985
Other Assets	$4,632,440
Total Long-Term Assets	$8,696,425
Total Assets	**$9,754,141**
LIABILITIES	
Current Liabilities	$1,020,175
Long-Term Liabilities	$5,808,359
Total Liabilities	**$6,828,534**
EQUITY	
Common Stock	$3,678
Preferred Stock	$5,471,751
Additional Paid-In Capital	$935,328
Accumulated Deficit	($3,485,149)
Total Equity	**$2,925,607**
Total Liabilities and Equity	**$9,754,141**

SHELTER DISTILLING
INCOME STATEMENT
January - December 2025

		2025
Revenue	$	6,755,799
COGS	$	(2,102,035)
Gross Profit	$	4,653,764
Operating Expenses		
Advertising & Marketing	$	203,096
General & Administrative	$	1,584,624
Payroll	$	2,324,868
Payroll Taxes	$	356,981
Rent	$	1,197,204
Taxes & Licenses	$	76,635
Total Operating Expense	$	5,743,408
Total Loss from Operations	$	(1,089,644)
Other Income	$	362,429
Other Expense	$	129,129
Interest Expense	$	423,166
EBIDTA	$	(1,279,510)

Statement of Cash Flows
Shelter Distilling, Inc.
January-December, 2025

OPERATING ACTIVITIES	
Net Income	(1,279,510)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	4,144
Prepaid Expenses	(37,350)
Inventory	61,887
Other Current Assets	(26,239)
Accounts Payable	215,323
Accrued Expenses	(43,366)
Accrued Taxes	4,358
Short Term Loans	425,000
Other Current Liabilities	44,758
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	648,514
Net cash provided by operating activities	**(630,996)**
INVESTING ACTIVITIES	
15401 Office Furniture	(3,211)
15501 Distilling Equipment	(6,106)
15503 Tasting Room Equipment	(4,381)
17100 Investment in QOZB Montrose	(73,097)
Net cash provided by investing activities	**(86,795)**
FINANCING ACTIVITIES	-
25010 Notes Payable - Ford Truck	(7,508)
25030 Notes Payable - SBA Disaster Loan ($10491)	(37,683)
25040 Notes Payable - SBA Disaster Loan ($1993)	(16,126)
30000 Owner's Investment	620,552
30010 Owner's Investment:Dana Point Expansion	130,000
30900 Opening Balance Equity	9,069
Net cash provided by financing activities	**698,304**
NET CASH INCREASE FOR PERIOD	**(19,487)**
Cash at beginning of period	**297,566**
CASH AT END OF PERIOD	**278,079**

Shelter Distilling, Inc.
Statement of Changes in Shareholders' Equity

	Common Stock		Series A		Series A-2		Series A-3		Series A-4		APIC	Earnings (Deficit)	Shareholders Equity
	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount			
Balance at 12/31/2024	562,020	3,678	411,750	915,001	900,135	2,475,371	472,823	1,942,310	-	-	184,776	(2,205,640)	3,315,496
Series A-4 issuance									14,000	139,069			139,069
Capital raised / APIC increase											$750,552		750,552
Net loss 2025												(1,279,510)	(1,279,510)
Balance at 12/31/2025	628,258	3,678	411,750	915,001	900,135	2,475,371	472,823	1,942,310	14,000	139,069	935,328	(3,485,150)	2,925,607

Shelter Distilling, Inc.
Notes to the Unaudited Financial Statements
As of December 31, 2025

NOTE 1 – ORGANIZATION AND BUSINESS

Shelter Distilling, Inc. (the "Company") was formed in California on June 14, 2016.

The Company operates a vertically integrated craft beverage platform, generating revenue through direct-to-consumer sales at its restaurant and cocktail bar locations, as well as through wholesale distribution.

The Company's headquarters are located in Mammoth Lakes, California. In 2024, the Company expanded operations with a second restaurant, cocktail bar, and production facility in Montrose, Colorado. A third location, a cocktail bar in the Montrose Regional Airport, commenced operations in late 2023.

In 2025, the Company conducted a Regulation Crowdfunding ("Reg CF") offering to raise capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Beginning in the current year, the financial statements present only the accounts of the Company on an unconsolidated basis. In prior periods, the Company presented financial statements on a consolidated basis that included an affiliated entity, Shelter QOZB LLC ("QOZB"), in which the Company holds a 51% ownership interest. As a result, the current period financial statements are not directly comparable to prior periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents totaled $278,078 as of December 31, 2025.

Accounts Receivable: Accounts receivable totaled $52,771 as of December 31, 2025.

Inventory: Inventory totaled $385,086 as of December 31, 2025.

Property and Equipment: Property and equipment, net, totaled $4,063,985 as of December 31, 2025.

Investment in Production Facility Building: Investment in production facility building totaled $4,536,060 as of December 31, 2025.

Other Non-Current Assets: Other non-current assets totaled $96,379 as of December 31, 2025.

Revenue Recognition

Revenue is recognized at the point of sale for retail transactions and upon shipment or delivery for wholesale transactions in accordance with ASC 606.

Advertising and General and Administrative Expenses

Advertising and general and administrative expenses are expensed as incurred.

NOTE 3 – RELATED PARTY AND UNCONSOLIDATED ENTITY

The Company has a related party relationship with Shelter QOZB LLC ("QOZB"), an entity in which the Company owns a 51% interest. QOZB owns the real estate located in Montrose, Colorado, which is utilized in the Company's operations.

In prior periods, QOZB was included in the Company's consolidated financial statements. In the current period, QOZB is not consolidated, and its assets, liabilities, and results of operations are not included in these financial statements. Accordingly, the current period financial statements are not directly comparable to prior periods.

Lease Arrangement

The Company leases the Montrose, Colorado property from QOZB pursuant to a 10-year lease agreement. Management believes the lease terms, including rent, are consistent with market conditions for comparable properties.

Impact on Financial Position

The exclusion of QOZB primarily impacts the Company's balance sheet. QOZB holds real estate with an estimated value of approximately $10.0 million as of December 31, 2025. Under prior consolidation, the Company reflected approximately $5.0 million of this value, representing its ownership interest. These assets are not included in the current year financial statements.

The Company has approximately $4.0 million in long-term debt that is collateralized by the real estate owned by QOZB. While the related collateral is not reflected on the Company's balance sheet, the associated debt obligation remains included in the Company's liabilities.

Impact on Results of Operations

The exclusion of QOZB has no material impact on the Company's results of operations. For reference, QOZB generated approximately $0.4 million in revenue, approximately $0.1 million in EBITDA, and a net loss of approximately $0.2 million for the year ended December 31, 2025.

Related Party Transactions

In addition to the lease arrangement described above, related party transactions include financing arrangements with QOZB as described in Note 5.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently subject to any material litigation or known compliance matters.

NOTE 5 – LIABILITIES AND DEBT

Short-Term Loans

- Related party loan from QOZB: $325,000, bearing interest at 6%

- Loans from board members: $300,000 in aggregate, bearing interest at 7%

Long-Term Debt

- SBA Loan 1: $327,561

- SBA Loan 2: $1,977,044

- Vehicle loan: $3,754

- Term loan (Cornerstone Bank): $3,475,887

The Cornerstone Bank term loan is collateralized by real estate owned by QOZB. Based on the current loan-to-value ratio, management believes it is unlikely that additional recourse to the Company would be required in the event of a default, beyond the pledged collateral.

Total outstanding debt was approximately $6.4 million as of December 31, 2025.

NOTE 6 – EQUITY

Common Stock

The Company had 628,258 shares of common stock outstanding as of December 31, 2025.

Preferred Stock

The Company had 1,798,708 shares of preferred stock outstanding as of December 31, 2025.

<u>Simple Agreements for Future Equity (SAFEs)</u>

The Company has issued SAFEs totaling $325,000 with a $25 million valuation cap and an 80% discount. These instruments are classified within additional paid-in capital.

During the year, the Company issued incentive equity awards with no associated cash consideration. These issuances increased shares outstanding but did not result in a material change to total stockholders' equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 27, 2026 and has determined that no material events require disclosure.

I, Patricia Swenson, the Chairman & CEO of Shelter Distilling, Inc., hereby certify that the financial statements of Shelter Distilling, Inc. and notes thereto for the period ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Shelter Distilling has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this principal Executive Officer's Financial Statement Certification has been executed as of the 30th of March, 2026.

Patricia Swenson

Patricia Swenson
Chairman & CEO
March 30, 2026